EXHIBIT 11

HILLS BANCORPORATION

STATEMENT RE COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

	Year Ended December 31,
	2007	2006	2005

Shares of common stock, beginning	4,503,738	4,562,237	4,549,656

Shares of common stock, ending	4,490,107	4,503,738	4,562,237

Computation of weighted average number of basic and
diluted shares:
Common shares outstanding at the beginning of the year	4,503,738	4,562,237	4,549,656
Weighted average number of net shares issued (redeemed)	(4,158)	(6,215)	4,165

Weighted average shares outstanding (basic)	4,499,580	4,556,022	4,553,821
Weighted average of potential dilutive shares
attributable to stock options granted, computed under
the treasury stock method	19,495	25,581	22,354

Weighted average number of shares (diluted)	4,519,075	4,581,603	4,576,175

Net income (In Thousands)	$16,143	$15,559	$15,202

Earnings per share:
Basic	$3.59	$3.42	$3.34

Diluted	$3.57	$3.39	$3.32

Dividends per common share	$0.86	$0.81	$0.75